UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-36206

BIT Mining Limited

428 South Seiberling Street Akron, Ohio 44306 United States of America +1 (346) 204-8537

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2021 (Registration No. 333-258329), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Settlement of DOJ and SEC Investigation

BIT Mining Limited (the “Company”) has entered into a deferred prosecution agreement (the “DPA”) with the U.S. Department of Justice (the “DOJ”) and consented to an entry by the U.S. Securities and Exchange Commission (the “SEC”) of a Cease-And-Desist Order (the “SEC Order”) to resolve the previously-disclosed investigations by the DOJ and SEC related to the potential development of an integrated casino resort project in Japan.

Pursuant to the DPA, the Company agreed, among other things, to (1) pay a penalty of $10,000,000, of which $6,000,000 will be paid by the Company within 30 days after the criminal information was filed in the United States District Court for the District of New Jersey, with $4,000,000 to be credited against the penalty to be paid by the Company in response to the SEC Order, as described below, (2) maintain: (a) an effective system of internal accounting controls designed to ensure the making and keeping of fair and accurate books, records, and accounts; and (b) a rigorous anti-corruption compliance program that incorporates relevant internal accounting controls, as well as policies and procedures designed to effectively detect and deter violations of the Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, and (3) report to the DOJ annually during the three-year term of the DPA regarding remediation and implementation of the compliance measures.

The DOJ agreed that if the Company fully complies with all of its obligations under the DPA, the DOJ will not continue the criminal prosecution against the Company and, within six months after the three-year term expires, will seek dismissal with prejudice of the criminal information filed against the Company. If the Company breaches the terms of the DPA during the three-year term, it will be subject to prosecution for any federal criminal violation of which the DOJ has knowledge.

Pursuant to the SEC Order, the Company has agreed to cease and desist from committing or causing any violations and any future violations of Sections 30A, 13(b)(2)(A), and 13(b)(2)(B) of the U.S. Securities Exchange Act of 1934, as amended, and pay a penalty in the amount of $4,000,000 within 14 days after entry of the Order.

As previously disclosed, the Company has accrued $10 million for the anticipated penalty amounts on its financial statements for the year ended December 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT MINING LIMITED

By:	/s/ Xianfeng Yang
Name:	Xianfeng Yang
Title:	Chief Executive Officer

Date: November 20, 2024